UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Amendment No. 2)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CYTODYN INC.

(Name of Subject Company (Issuer))

CYTODYN INC.

(Name of Filing Persons (Issuer))

Warrants to Purchase Common Stock

(Title of Class of Securities)

23283M101

(CUSIP Number of Common Stock Underlying Warrants)

Nader Z. Pourhassan, Ph.D.

President and Chief Executive Officer

CytoDyn Inc.

1111 Main Street, Suite 660

Vancouver, Washington 98660

Phone: (360) 980-8524

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Michael J. Lerner, Esq.

Steven M. Skolnick, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, New York 10020

Phone: (212) 262-6700

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee
$30,143,167	$3,753.00

*	The transaction value is estimated solely for purposes of calculating the amount of the filing fee, pursuant to Rule 0-11 under the Securities and Exchange Act of 1934. The calculation is based upon the value of the Eligible Notes to be received by the Company in the Offer. Because there is no market for the Eligible Notes, the value is based upon the book value of the Eligible Notes, computed as of July 31, 2015, in accordance with Rule 0-11(a)(4).

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,753.00	Filing Party: CytoDyn Inc.
Form or Registration No.: Schedule TO	Date Filed: November 24, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed by CytoDyn Inc. on November 24, 2017, as amended on November 27, 2017, in order to incorporate by reference CytoDyn Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 6, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 6, 2017	CytoDyn Inc.

	By:	/s/ Nader Z. Pourhassan, Ph.D.
	Name:	Nader Z. Pourhassan, Ph.D.
	Title:	Chief Executive Officer

[Signature Page to Schedule TO/A]